SKD Publishing LLC

Financial Statements and Report

October 31, 2021

Table of Contents



Independent Accountant's Review Report

Oluwaseyi Kikiowo
SKD Publishing LLC
Albany, NY, United States of America

We have reviewed the accompanying financial statements (financial statements) of SKD Publishing LLC (the LLC), which comprise the balance sheet as of October 31, 2021, and the related statements of income, changes in members' equity, and cash flows for the period of September 7, 2021 (date of incorporation) through October 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards*

for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
November 10, 2021

SKD Publishing LLC

Balance Sheet

As of October 31, 2021

	2021 $
Assets	-
Current Assets	-
Cash and cash equivalents	-
Liabilities & Members' Equity	
Members' Equity	
Retained earnings	-
Total Members' Equity	-
Total Liabilities & Members' Equity	-

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

SKD Publishing LLC
Statement of Income
For the Period ended October 31, 2021

	September 7 - October 31, 2021 $
Revenues	-
Net Income (Loss)	-

5

SKD Publishing LLC
Statement of Changes in Members' Equity
For the Period ended October 31, 2021

	Retained Earnings (Accumulated Deficit) $	Total Members' Equity $
Balance at September 7, 2021	-	-
Net income (loss)	-	-
Balance at October 31, 2021	-	-

6

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

SKD Publishing LLC
Statement of Cash Flows
For the Period ended October 31, 2021

	September 7, 2021 - October 31, 2021 $
Cash Flows	
Cash Flows From Operating Activities	
Net income (loss)	-
Net Cash Provided by (Used in) Operating Activities	-
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash	-
Cash, cash equivalents, and restricted cash at beginning of period	-
Cash, Cash Equivalents, and Restricted Cash at End of Period	-

Notes to the Financial Statements

SKD Publishing LLC
Notes to the Financial Statements
For the Period ended October 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

SKD Publishing LLC (the Company) is a publishing company dedicated to publishing books that shed light on purposeful movements, through fiction and non-fiction books. The Company was incorporated in the state of New York on September 7, 2021. The Company's inaugural book, EVOLVE, explores the connection between human behavior and the quality of our world. The Company is currently looking to raise funds under Regulation CF.

b. Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other

SKD Publishing LLC
Notes to the Financial Statements
For the Period ended October 31, 2021

means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

e. Income Taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings. The Company files tax returns in the U.S. federal jurisdiction and in the state of New York.

2. Subsequent Events

a. Reg CF Securities Offering

The Company has commenced the reservation period for a securities offering exempt from registration under Regulation CF. The securities offering is listed with an approved and qualified funding portal and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.

b. Management's Evaluation

Management has evaluated subsequent events through November 10, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.